Trading Symbol TSX: GGC

Genco to Sell Control of Chief Consolidated Mining Company

May 27, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX: GGC] announces today that the Independent Directors of its Board of Directors have reached an agreement following negotiations with the Independent Directors of the Board of Directors of Andover Ventures Inc. (“Andover”) (TSX-V: AOX) to approve the sale by Genco, and the purchase by Andover, of an approximate 64.7% interest in Chief Consolidated Mining Company (“Chief”), a publicly traded company based in Eureka, Utah. The interest is comprised of 6,477,241 shares of Chief’s convertible common stock and 13,034,769 shares of Chief’s common stock.

The conditions of the Purchase Agreement are as follows:

1.	Andover will pay to Genco U.S. $2,500,000 by July 31, 2008 which is non-refundable.

2.

Andover will pay a further U.S. $2,378,002.50 on September 15, 2008 together with associated legal, accounting and other costs incurred by Genco related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the Purchase Agreement will be paid by Andover to Genco on any outstanding balance.

3.	On the receipt of regulatory approval of the transaction, Andover will issue 1.5 million of its common shares to Genco.

4.

Andover will pay a 6% Net Profit Interest from all metals produced from the Trixie and the Burgin Extension deposits, such Net Profit Interest to be allocated to Genco based on its pro-rata interest in Chief as indicated by the number of common shares held by Genco at the signing of the Purchase Agreement.

5.

Genco can, at its sole discretion, exchange the Net Profit Interest for a further 1.5 million common shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.

6.

Further, Genco will have the right to share in profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief by Andover for a period of two years from the signing date of the Purchase Agreement.

7.

Genco’s Board of Directors approved the transaction as recommended by the Independent Committee of its Board of Directors at its Board of Directors meeting on May 20, 2008. Andover’s Board of Directors approved the transaction as recommended by the Independent Committee of its Board of Directors at its Board of Directors meeting on May 23, 2008.

These terms are subject to final documentation between the Purchaser and the Seller and approval by the Toronto Stock Exchange.

For further information:
Wayne Moorhouse
Chief Financial Officer
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)